# eBroadcast Media Group, Inc.
### A California Corporation

Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2017 and 2016

# eBroadcast Media Group, Inc.

## TABLE OF CONTENTS



To the Board of Directors of
eBroadcast Media Group, Inc.
San Diego, California

## INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of eBroadcast Media Group, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

### Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

### Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

### Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

**Artesian CPA, LLC**
Denver, Colorado
April 4, 2018

**Artesian CPA, LLC**
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**eBroadcast Media Group, Inc.**
**BALANCE SHEETS (UNAUDITED)**
**As of December 31, 2017 and 2016**

| | 2017 | 2016 |
|---|---|---|
| **ASSETS** | | |
| Current Assets: | | |
| Cash and cash equivalents | $ 16,526 | $ 9,872 |
| Prepaid expenses | - | 1,170 |
| Total Current Assets | 16,526 | 11,042 |
| TOTAL ASSETS | $ 16,526 | $ 11,042 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities: | | |
| Accounts payable and accrued expenses | $ - | $ 1,595 |
| Loan payable - related party | - | 6,000 |
| Total Current Liabilities | - | 7,595 |
| Total Liabilities | - | 7,595 |
| Stockholders' Equity: | | |
| Common stock, $0.001 par value, 5,000,000 shares authorized, 1,758,530 and 1,608,530 shares issued and outstanding as of December 31, 2017 and 2016, respectively. | 1,759 | 1,609 |
| Additional paid-in capital | 108,844 | 71,494 |
| Accumulated deficit | (94,077) | (69,656) |
| Total Stockholders' Equity | 16,526 | 3,447 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 16,526 | $ 11,042 |

JW

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**eBroadcast Media Group, Inc.**
**STATEMENTS OF OPERATIONS (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

| | **2017** | **2016** |
|---|---|---|
| Sales, net | $ - | $ - |
| Operating Expenses: | | |
| General & administrative | 11,139 | 7,486 |
| Sales & marketing | 2,469 | 1,936 |
| Research & development | 10,813 | 1,596 |
| Total Operating Expenses | 24,421 | 11,018 |
| Loss from operations | (24,421) | (11,018) |
| Net Loss | $ (24,421) | $ (11,018) |

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

**eBroadcast Media Group, Inc.**
**STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

| | Common Stock | | | | |
| | Number of Shares | Amount | Additional Paid-In Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
|---|---|---|---|---|---|
| Balance at January 1, 2016 | 600,000 | $ 600 | $ 26,850 | $ (58,638) | $ (31,188) |
| Issuance of common stock for cash | 325,530 | 326 | 13,511 | - | 13,837 |
| Conversion of related party notes to common stock | 683,000 | 683 | 31,133 | - | 31,816 |
| Net loss | - | - | - | (11,018) | (11,018) |
| Balance at December 31, 2016 | 1,608,530 | 1,609 | 71,494 | (69,656) | 3,447 |
| Issuance of common stock for cash | 126,000 | 126 | 31,374 | - | 31,500 |
| Conversion of related party notes to common stock | 24,000 | 24 | 5,976 | - | 6,000 |
| Net loss | - | - | - | (24,421) | (24,421) |
| Balance at December 31, 2017 | 1,758,530 | $ 1,759 | $ 108,844 | $ (94,077) | $ 16,526 |

**eBroadcast Media Group, Inc.**
**STATEMENTS OF CASH FLOWS (UNAUDITED)**
**For the years ended December 31, 2017 and 2016**

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| Net Loss | $ (24,421) | $ (11,018) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| Change in prepaid expenses | 1,170 | (1,170) |
| Change in accounts payable and accrued liabilities | (1,595) | 1,595 |
| Net Cash Used in Operating Activities | (24,846) | (10,593) |
| | | |
| **Cash Flows from Investing Activities** | | |
| Purchases of property and equipment | - | - |
| Net Cash Used in Investing Activities | - | - |
| | | |
| **Cash Flows from Financing Activities** | | |
| Advances from related parties | - | 6,000 |
| Issuance of common stock to founders for cash | 31,500 | 13,837 |
| Net Cash Provided by Financing Activities | 31,500 | 19,837 |
| | | |
| Net Change In Cash | 6,654 | 9,244 |
| | | |
| Cash at Beginning of Period | 9,872 | 628 |
| Cash at End of Period | $ 16,526 | $ 9,872 |
| | | |
| **Supplemental Disclosure of Cash Flow Information:** | | |
| Cash paid for interest | $ - | $ - |
| | | |
| **Supplemental Disclosure of Non-Cash Financing Activities** | | |
| Conversion of related party advances to common stock | $ 6,000 | $ 31,816 |

*JW*

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

-5-

## NOTE 1: NATURE OF OPERATIONS

eBroadcast Media Group, Inc. (the "Company"), is a corporation organized December 17, 2010 under the laws of California. Doing business as eBroadcast TV, the Company produces live audience interactive television shows and channels via a digitally distributed television series and a live weekly event broadcast, allowing for audience interaction.

## NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned full scale operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017, and 2016, the Company's cash balances did not exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

JW

# eBroadcast Media Group, Inc.
## NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
### As of December 31, 2017 and 2016 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Sales & Marketing

Sales and marketing costs are expensed as incurred. Total expenses related to sales and marketing were $2,469 and $1,936 for the years ended December 31, 2017 and 2016, respectively.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $10,813 and $1,596 for the years ended December 31, 2017 and 2016, respectively.

Income Taxes

The Company has elected to be an S Corporation and is treated as a partnership for federal and state income tax purposes, with all income tax liabilities and/or benefits of the Company being passed through to the stockholders. As such, no recognition of federal or state income taxes for the Company are included in the accompanying financial statements.

The Company files U.S. federal and California state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

## NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated revenues or profits, has sustained net losses of $24,421 and $11,018 during the periods ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $94,077 and $69,656 as of December 31, 2017 and 2016, respectively, and has limited available liquid assets as of December 31, 2017 with just $16,526 of cash available.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

## NOTE 4:  STOCKHOLDERS' EQUITY

Capital Structure

At inception, the Company authorized 5,000,000 shares of common stock with $0.001 par value. The Company has 1,758,530 and 1,608,530 shares of common stock issued and outstanding as of December 31, 2017 and 2016, respectively. All issued and outstanding shares are fully vested as of December 31, 2017 and 2016.

Stock Issuances

In November of 2016, the Company converted a loan payable to one of its founders in the amount $4,657 into a total of 465,728 shares of common stock at a conversion price of $0.01 per share. Also in November 2016, the Company issued a total of 233,530 shares of common stock at $0.01 per share, in exchange for $2,337 of cash.  The conversion and the stock issuance were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

In December of 2016, the Company converted a loan payable to one of its founders in the amount $27,159 into a total of 217,272 shares of common stock at a conversion price of $0.125 per share. Also in December 2016, the Company issued a total of 92,000 shares of common stock at $0.125 per share, in exchange for $11,500 of cash.  The conversion and the stock issuance were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

In November of 2017, the Company issued to one of its founders a total of 62,000 shares of common stock at $0.25 per share, in exchange for $9,500 of cash and conversion of a $6,000 related party loan. Also in November 2017, the Company issued a total of 88,000 shares of common stock at $0.25 per share, in exchange for $22,000 of cash.  The stock issuances were conducted under terms of a restricted stock purchase agreement but contained no vesting provisions.

2017 Incentive Stock Plan

In 2017, the Company adopted the 2017 Incentive Stock Plan (the "Plan"), which provides for the grant of nonstatutory stock options, stock appreciation rights, restricted stock awards, and restricted stock units to service providers, consultants, employees, officers, and directors. The Plan allows grants of incentive stock options to employees of the Company only. Under the Plan, the number of shares available to be granted was 500,000 shares as of December 31, 2017.  There were no grants of nonstatutory stock options, stock appreciation rights, restricted stock awards, restricted stock units, or incentive stock options during the year ended December 31, 2017.

2017 Advisory Board Agreement

In 2017, the Company established the Advisory Board Agreement (the "Agreement"), which provides for the grant of equity compensation to independent contractor advisors in lieu of cash compensation. The Agreement grants advisors with either options to purchase common stock or shares of restricted common stock at an exercise price or purchase price equal to the fair market value of the Company's common stock on the date of the grant. Advisors are granted a pre-determined percentage (based on

level of service provided) of the issued and outstanding shares of the Company as of the grant date, calculated on a fully-diluted basis of all outstanding and convertible or issuable securities, as of the date of Board of Director approval of the equity compensation arrangement. Shares vest on a pro rata basis monthly over a 2-year period with a 3-month cliff period, with unvested shares vesting on closing of sale of the Company.

The Advisory Board Agreement draws on the same pool of 500,000 shares reserved for the 2017 Incentive Stock Plan. As of December 31, 2017, there were no grants of options or shares of restricted common stock under the Advisory Board Agreement.

## NOTE 5: RELATED PARTY TRANSACTIONS

The Company had loans payable to shareholders of $0 and $6,000 as of December 31, 2017 and 2016, respectively. The loan payable amount as of December 31, 2016 represents cash loaned to the Company outside of a formal agreement, and without interest or repayment terms. The loan was extinguished during 2017 via a shareholder subscription agreement, wherein the affected shareholder was issued a total of 24,000 shares of common stock in exchange for the $6,000 related party loan, as further discussed in Note 4.

## NOTE 6: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

The Company is committed to grant an advisor 12,000 shares of restricted stock at an as yet determined equivalent purchase price under the 2017 Advisory Board Agreement. Management believes these shares will be granted during 2018.

The Company is committed to grant to consultants and a director a total of 82,880 nonstatutory stock options at an as yet determined exercise price under the 2017 Incentive Stock Plan. The Company anticipates that 50% of the options will be exercisable on the grant date, with an additional 25% vesting on the first and second anniversaries of the grant date, that vesting will cease upon termination of service to the Company, and that these options will expire 5 years from the grant date or upon termination of service to the Company, whichever is sooner. Management believes these options will be granted during 2018.

## NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.



JW

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We expect to complete our evaluation in the second half of 2017 and intend to adopt the new standard effective January 1, 2018.

In June 2014, the FASB issued Accounting Standards Update 2014-12, "Compensation - Stock Compensation (Topic 718): Accounting for Share-Based Payments when the terms of an award provide that a performance target could be achieved after the requisite service period," ("ASU 2014-12"). Current U.S. GAAP does not contain explicit guidance on whether to treat a performance target that could be achieved after the requisite service period as a performance condition that affects vesting or as a nonvesting condition that affects the grant-date fair value of an award. The new guidance requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. The updated guidance will be effective for annual reporting periods beginning after December 15, 2015, including interim periods within that reporting period. The adoption of this ASU did not have any impact on the Company's financial position, liquidity, or results of operations.

In February 2016, the FASB issued ASU 2016-02, "Leases" (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

In November 2015, the FASB issued ASU 2015-17, "Balance Sheet Classification of Deferred Taxes". The new guidance eliminates the requirement to separate deferred income tax liabilities and assets into current and noncurrent amounts. The amendments will require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The updated guidance is effective for fiscal years beginning after December 15, 2016, including interim periods within those annual periods. The Company is in the process of evaluating this guidance.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

JW

**eBroadcast Media Group, Inc.**
**NOTES TO FINANCIAL STATEMENTS (UNAUDITED)**
**As of December 31, 2017 and 2016 and for the years then ended**

## NOTE 8: SUBSEQUENT EVENTS

<u>Management's Evaluation</u>

Management has evaluated subsequent events through April 4, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.